As filed with the Securities and Exchange Commission on December 17, 2007
Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
COPANO ENERGY, L.L.C.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization	51-0411678 (I.R.S. Employer Identification No.)
2727 Allen Parkway, Suite 1200
Houston, Texas 77019
(713) 621-9547
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Douglas L. Lawing
Senior Vice President, General Counsel and Secretary
2727 Allen Parkway, Suite 1200
Houston, Texas 77019
(713) 621-9547
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Jeffery K. Malonson
Vinson & Elkins
2500 First City Tower
1001 Fannin Street, Suite 3600
Houston, Texas 77002
(713) 758-2222
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be		Offering Price per	Aggregate Offering	Amount of
Registered	Amount to be Registered	Unit	Price	Registration Fee
Common Units(1)	11,711,569	(2)	$419,801,191 (3)	$12,888
Class E Units	5,598,836	(4)	(5)	(5)
Total			$419,801,191	$12,888

(1)	Includes the resale of: (i) 4,928,177 common units; (ii) 1,184,556 common units issuable upon the conversion of the outstanding Class C units of Copano Energy, L.L.C. into common units; and (iii) 5,598,836 common units issuable upon the conversion of the Class E units registered hereby into common units. No separate consideration will be received for the common units issuable upon conversion of the Class E units registered hereby and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

(2)	The proposed maximum offering price per common unit will be determined from time to time in connection with, and at the time of, the sale by the holder of the securities registered hereunder.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based on the average of the high and low prices of the common units on the NASDAQ Stock Market LLC on December 12, 2007.

(4)	The proposed maximum offering price per Class E units will be determined from time to time in connection with, and at the time of, the sale by the holder of the securities registered hereunder.

(5)	Estimated based on the offering price of the common units solely for the purpose of calculating the registration fee pursuant to Rule 457(i) based on the proposed offering price of the Class E units.

PROSPECTUS
Copano Energy, L.L.C.
11,711,569 Common Units
5,598,836 Class E Units
Representing Limited Liability Company Interests
     This prospectus relates to sales by selling unitholders of up to:
•	11,711,569 common units representing limited liability company interests in Copano Energy, L.L.C., including 1,184,556 common units to be issued upon conversion of our Class C units and 5,598,836 common units to be issued upon conversion of our Class E units; and

•	5,598,836 Class E units representing limited liability company interests in Copano Energy, L.L.C.
     All units to which this prospectus relates were issued in private placements to accredited investors.
     The selling unitholders named in this prospectus or any supplement to this prospectus may sell common units and Class E units from time to time and in various types of transactions, including sales in the open market, in negotiated transactions or a combination of these methods. The common units and Class E units covered by this prospectus may be sold at prices related to then-prevailing market prices or at negotiated prices. We will not receive any proceeds from sales of common units or Class E units by the selling unitholders.
     Our common units are traded on the NASDAQ Stock Market LLC, or the NASDAQ, under the symbol “CPNO.” The last reported sale price of our common units on the NASDAQ on December 12, 2007 was $35.70 per common unit. There is no public market for the Class E units, and we do not expect one to develop. We do not intend to list the Class E units on an exchange.
     Membership interests in a limited liability company are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Please read “Risk Factors” beginning on page 1 of this prospectus in evaluating an investment in our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated December 17, 2007

     You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling unitholders have authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

GUIDE TO READING THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling unitholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered by the selling unitholders. Each time a selling unitholder sells securities, the selling unitholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling unitholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.
     Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the Securities and Exchange Commission, or SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus and our SEC reports carefully and in their entirety, including the “Risk Factors” in our annual and quarterly reports filed with the SEC before investing in our common units or our Class E units.
     Throughout this prospectus, when we use the terms “we,” “us,” “our,” or like terms, we are referring either to Copano Energy, L.L.C., the registrant itself, or to Copano Energy, L.L.C. and its consolidated subsidiaries collectively, unless the context requires otherwise.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
     Certain matters discussed in this prospectus and the documents we incorporate by reference include “forward-looking” statements. Statements that are not historical facts and instead address activities, events or developments that we expect or anticipate will or may occur in the future, including things such as references to future goals or intentions, are forward-looking statements. These statements can be identified by the use of forward-looking terms such as “may,” “believe,” “expect,” “anticipate,” “estimate” or “continue,” or similar words, and include statements related to plans for growth of the business, future capital expenditures and competitive strengths and goals. We make these statements based on our past experience and our perception of historical trends, current conditions and expected future developments, as well as other considerations we believe are appropriate under the circumstances. Whether actual results and developments in the future will conform to our expectations is subject to numerous risks and uncertainties, many of which are beyond our control. Therefore, actual outcomes and results could differ materially from what is expressed, implied or forecast in forward-looking statements. Any differences could result from a number of factors, including:
•	our ability to successfully acquire and integrate any acquired assets, businesses or operations;

•	the volatility of prices and market demand for natural gas and natural gas liquids;

•	our ability to continue to obtain new sources of natural gas supply;

•	the ability of key producers to continue to drill and successfully complete and attach new natural gas supplies;

•	our ability to retain our key customers;

•	general economic conditions;

•	the effects of government regulations and policies; and

•	other financial, operational and legal risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

ii

     This prospectus and the documents incorporated by reference include cautionary statements identifying important factors that could cause our actual results to differ materially from our expectations, including in conjunction with forward-looking statements described above. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any accompanying prospectus supplement and the documents we incorporate by reference. All forward-looking statements included in those documents and all subsequent written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements speak only as of the date made, and we undertake no obligation to publicly update or revise any forward-looking statements, other than as required by law.

iii

COPANO ENERGY, L.L.C.
     We are a growth-oriented midstream energy company with natural gas gathering and intrastate transmission pipeline assets and natural gas processing facilities in Oklahoma, Texas, Wyoming and Louisiana. Since our inception in 1992, we have grown through a combination of more than 40 acquisitions and organic growth projects.
     Our assets comprise approximately 6,000 miles of active natural gas gathering and transmission pipelines and six natural gas processing plants, with over one billion cubic feet per day, or Bcf/d, of combined processing capacity. In addition to our natural gas pipelines, we own the 104-mile Sheridan NGL Pipeline and lease the 46-mile Brenham NGL Pipeline. We own some of our assets through our interests in entities partially owned by third parties, including 696 miles of natural gas pipelines and the Southern Dome processing plant.
     Our principal executive offices are located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019, and our telephone number is (713) 621-9547.
RISK FACTORS
     Limited liability company interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. An investment in us involves risks. You should consider carefully the following risk factors, together with all of the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference under “Where You Can Find More Information.”
     This prospectus, any accompanying prospectus supplement and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.” Certain factors could cause our actual results to differ materially from those anticipated in forward-looking statements, including the risk factors described below, in any accompanying prospectus supplement and in the documents incorporated by reference. If any of these risks were to occur, our business, financial condition and results of operation could be adversely affected.
The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.
     The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although the currently proposed legislation would not appear to affect our tax treatment as a partnership, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.
We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.
     We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.
          Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.
USE OF PROCEEDS
     We will not receive any of the proceeds from sales of the common units and Class E units contemplated by this prospectus. Please read “Selling Unitholders” for a list of the persons who may receive proceeds from the sales of common units or Class E units pursuant to this prospectus.

DESCRIPTION OF LIMITED LIABILITY COMPANY INTERESTS
     Our common units, Class C units, Class D units and Class E units represent limited liability company interests in us. As of December 12, 2007, we had 47,365,088 common units, 1,184,557 Class C units, 3,245,817 Class D units and 5,598,836 Class E units outstanding. For descriptions of the relative rights and preferences of holders of Class C units, Class D units and Class E units, please read the subsections below captioned “—Our Class C Units,” “—Our Class D Units” and “—Our Class E Units.”
Our Common Units
     Our Limited Liability Company Agreement
     Holders of our common units are entitled to participate in cash distributions and exercise the rights or privileges available to them under our limited liability company agreement. A copy of our limited liability company agreement is included in our other SEC filings and incorporated by reference in this prospectus.
     Cash Distribution Policy
     We must distribute on a quarterly basis all of our available cash to holders of our common units, and, if any, other classes of units entitled to participate in cash distributions. As of the date of this prospectus, only holders of our common units are entitled to participate in cash distributions. Please read “—Our Class E Units—Conversion into Common Units” and “—Our Class E Units—Cash Distribution Policy” for a description of circumstances under which Class E unitholders would be entitled to distributions. “Available cash” means all of our cash on hand at the end of any quarter less reserves established by our Board of Directors. Pursuant to this obligation, we intend to distribute on a quarterly basis at least the minimum quarterly distribution of $0.20 per common unit, or $0.80 per common unit per year, to the extent we have available cash. The amount of available cash that we distribute may be greater than or less than the minimum quarterly distribution and there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. We would be prohibited from making any distributions to any unitholders if it would cause an event of default, or if an event of default exists, under any of our credit facilities.
     Timing of Distributions
     We pay distributions on our common units approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date.
     Issuance of Additional Units
     Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration and on the terms and conditions determined by our Board of Directors without the approval of the unitholders. It is possible that we will fund acquisitions or other initiatives through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units and holders of other equity securities entitled to participate in cash distributions in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets. In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our Board of Directors, may have special voting rights to which the common units are not entitled. The holders of common units do not have preemptive rights to acquire additional common units or other securities.
     Voting Rights
     Our common unitholders have the right to vote with respect to the election of our Board of Directors, certain amendments to our limited liability company agreement, the merger of our company or the sale of all or substantially all of our assets, and the dissolution of our company.

     Limited Call Right
     If at any time any person owns more than 90% of the then-issued and outstanding membership interests of any class, such person will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class held by unaffiliated persons as of a record date to be selected by our management, on at least 10 but not more than 60 days’ notice. The unitholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:
•	the highest cash price paid by such person for any membership interests of the class purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase those membership interests; or

•	the current market price as of the date three days before the date the notice is mailed.
     As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. Please read “Risk Factors — Risks Related to Our Structure” in our Annual Report on Form 10-K for the year ended December 31, 2006, incorporated by reference herein. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”
     Exchange Listing
     Our common units are traded on The NASDAQ Stock Market LLC under the symbol “CPNO.”
     Transfer Agent and Registrar Duties
     American Stock Transfer and Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following fees that will be paid by unitholders:
•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.
     There is no charge to holders for disbursements of our cash distributions. We have agreed to indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
     The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.
     Transfer of Common Units
     By transfer of common units in accordance with our limited liability company agreement, each transferee of common units shall be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of common units:
•	becomes the record holder of the common units;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in the limited liability company agreement.
     An assignee will become a unitholder of our company for the transferred common units upon the recording of the name of the assignee on our books and records.
     Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Our Class E Units
     Pursuant to a privately negotiated Common Unit and Class E Unit Purchase Agreement, dated August 31, 2007, we issued an aggregate of 5,598,836 Class E units representing limited liability company interests in us to certain institutional investors in a private placement on October 19, 2007. In connection with the private placement, we amended our limited liability company agreement to provide for, among other things, the rights and obligations of the Class E units.
     Our Limited Liability Company Agreement
     The Class E units entitle the holders to exercise certain rights or privileges available to holders of our common units under our limited liability company agreement. For a description of the rights and obligations of holders of our common units, please read “—Our Common Units.” However, the Class E units have no voting rights other than as required by law, are subordinate to our common units on dissolution and liquidation and have no distribution rights until our distribution with respect to the fourth quarter of 2008, at which point the Class E units receive distributions equal to 110% of the quarterly cash distribution amount payable on common units.
     Conversion into Common Units
     The Class E units are convertible into common units upon our payment of our quarterly distribution to common unitholders with respect to the third quarter of 2008, if the conversion terms of the Class E units are approved by the holders of our outstanding common units (other than the common units we issued October 19, 2007 in a private placement simultaneous with our private placement of the Class E units) and Class C units. Pursuant to the provisions of the Purchase Agreement among us and the purchasers of the privately placed common units and Class E units, we are required to hold a meeting of our unitholders to consider this proposal as soon as feasible following October 19, 2007 but in no event later than 180 days thereafter. The Class E unit conversion terms must receive the affirmative vote of holders of a majority of our units present in person or by proxy and entitled to vote at the meeting. If we receive such approval, each Class E unit will be automatically converted into one common unit on the date on which we pay distributions attributable to the third quarter ending September 30, 2008 and, immediately after the conversion of each Class E unit into one common unit on such date, none of the Class E units registered hereby would be outstanding. If conversion of the Class E units is not approved by the requisite vote at the initial meeting of our unitholders, pursuant to the Purchase Agreement relating to the Class E units, we are required to hold another meeting of our unitholders as soon as practicable, but in no event later than 180 days, after the initial meeting. Holders of common units issued upon conversion of Class E units will be entitled to participate pro rata with holders of our units entitled to distributions of available cash. For additional information about our common units, please see “—Our Common Units.”
     Cash Distribution Policy
     The Class E units do not have the right to share in any cash distributions made to unitholders prior to and including distributions announced during the fourth quarter of 2008 for distributions attributable to the third quarter ending September 30, 2008. However, beginning with our payment during the first quarter of 2009 of our distribution attributable to the fourth quarter ending December 31, 2008, each Class E unit has the right to distributions equaling 110% of the quarterly cash distribution amount payable on each common unit.
     Voting Rights
     The Class E units are non-voting, except that the Class E units are entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class E units in relation to other classes of interests or as required by law. The approval of a majority of the Class E units is required to approve any matter for which the holders of the Class E units are entitled to vote.
     No Public Market; Transfer Agent and Registrar
     There is no public market for the Class E units, and we do not expect one to develop. We do not intend to list the Class E units on an exchange.
     The Company acts as the registrar and transfer agent for the Class E units.
Other Limited Liability Company Interests in Us
     Class C Units
     In connection with our acquisition of Cimmarron Gathering, LP, or Cimmarron, on May 1, 2007, we issued 1,579,409 Class C units to the sellers of Cimmarron as partial consideration for the acquisition. The Class C units are entitled to the same rights or privileges available to holders of our common units under our limited liability company agreement, except that the holders of our Class C units are not entitled to participate in cash distributions.
     Pursuant to our limited liability company agreement, the Class C units automatically convert into our common units (at a ratio of one common unit for each Class C unit) in 25% increments on each of the six-month, 12-month, 18-month and 24-month anniversaries of the closing of the Cimmarron acquisition (less any Class C units used to satisfy the Seller’s indemnity obligation to us). On November 1, 2007, 394,853, or 25%, of the Class C units converted into common units. Holders of common units issued upon conversion of Class C units will be entitled to participate pro rata with holders of units entitled to distributions of available cash. For additional information about our common units, please see “—Our Common Units.”
     Class D Units
     In connection with our acquisition of Cantera Natural Gas, LLC, or Cantera, on October 19, 2007, we issued 3,245,817 Class D units to the owners of Cantera as partial consideration for the acquisition. The Class D units are entitled to the same rights or privileges available to holders of our common units under our limited liability company agreement, except that the holders of our Class D units are not entitled to participate in our cash distributions.
     Pursuant to our limited liability company agreement, the Class D units automatically convert into our common units on a one-for-one basis upon the earlier of (a) payment of our common unit distribution with respect to the fourth quarter of 2009, or (b) our payment of $6.00 in cumulative distributions per unit (beginning with our distribution with respect to the fourth quarter of 2007) to our common unitholders. No vote of common unitholders is required to convert the Class D units to Copano common units. Holders of common units issued upon conversion of Class D units will be entitled to participate pro rata with holders of units entitled to distributions of available cash. For additional information about our common units, please see “—Our Common Units.”

MATERIAL TAX CONSEQUENCES
     This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Copano Energy, L.L.C. and its operating subsidiaries.
     This section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (“REITs”) or mutual funds. Accordingly, each prospective unitholder is encouraged to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of our common units.
     No ruling has been or will be requested from the IRS regarding any matter that affects us or prospective unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne directly or indirectly by the unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
     All statements as to matters of law and legal conclusions set forth below, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us. Statements of fact do not represent opinions of Vinson & Elkins L.L.P.
     For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:
          (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “Tax Consequences of Unit Ownership — Treatment of Short Sales”);
          (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “Disposition of Common Units— Allocations Between Transferors and Transferees”); and
          (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of Unit Ownership — Section 754 Election”).
Partnership Status
     A limited liability company is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each unitholder of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a unitholder are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interests.

     Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to herein as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the processing, transportation and marketing of natural resources, including natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income does not constitute qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that more than 90% of our current gross income constitutes qualifying income.
     No ruling has been or will be sought from the IRS, and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.
     In rendering its opinion, Vinson & Elkins L.L.P. has relied on the following factual representations made by us and the assumption that we will continually comply with such representations:
          (a) We have not elected nor will we elect to be treated as a corporation;
          (b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and
          (c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.
If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
     If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
     The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Unitholder Status
     Unitholders who become members of our company will be treated as partners of our company for federal income tax purposes.
Also:
          (a) assignees who have executed and delivered transfer applications, and are awaiting admission as members, and
          (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of our company for federal income tax purposes.
     As there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Vinson & Elkins L.L.P. does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”
     Income, gain, loss, or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of their status as partners in our company for federal income tax purposes.
Tax Consequences of Unit Ownership
     Flow-Through of Taxable Income
     We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
     Treatment of Distributions
     Distributions made by us to a unitholder generally will not be taxable to him for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of those common units, taxable in accordance with the rules described under “Disposition of Common Units” below. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”
     Any reduction in a unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
     Initial Basis of Common Units
     A unitholder’s initial tax basis for his common units generally will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions to him from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units— Recognition of Gain or Loss.”
     Limitations on Deductibility of Losses
     The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by or for five or fewer individuals or certain tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his at-risk amount, is subsequently increased, provided such losses do not exceed such common unitholder’s basis in his common units. Upon the taxable disposition of a Unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
     In general, a unitholder will be at risk to the extent of his tax basis in his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment, or any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Similarly, a unitholder’s share of our net income may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

     Limitations on Interest Deductions
     The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:
•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributable to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
     The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit.
     Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.
     Entity-Level Collections
     If we are required or elect under applicable law to pay any federal, state, foreign or local income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.
     Allocation of Income, Gain, Loss and Deduction
     In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that amount of loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.
     Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to in this prospectus as “Section 704(c) allocations,” to a unitholder who purchases common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations,” similar to the Section 704(c) allocations described above, will be made to all unitholders, including purchasers of common units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.
     Our pre-IPO investors have agreed to reimburse us for our general and administrative expenses in excess of stated levels (subject to certain limitations) through December 31, 2007. We treat the reimbursements of general and administrative expenses made by the pre-IPO investors as a capital contribution to us. At the end of each quarter, we make a corresponding special allocation of deductions to our pre-IPO investors in the amount of the reimbursements for the general and administrative expenses received by us.
     An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:
•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.
     Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “Tax Consequences of Unit Ownership. Section 754 Election” and “Disposition of Common Units. Allocations Between Transferors and Transferees,” allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction.
     Treatment of Short Sales
     A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:
•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
     Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units— Recognition of Gain or Loss.”
     Alternative Minimum Tax
     Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in our units on their liability for the alternative minimum tax.
     Tax Rates
     In general, the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than twelve months at the time of disposition. The income tax rate for net capital gains is scheduled to remain at 15% for years 2008 through 2010 and then increase to 20% beginning January 1, 2011.
     Section 754 Election
     We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a common Unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not to other unitholders. Please also read, however, “Allocation of Income, Gain, Loss and Deduction” above. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
     Where the remedial allocation method is adopted (which we have adopted as to property other than certain goodwill properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the unamortized book-tax disparity. If we elect a method other than the remedial method with respect to a goodwill property, Treasury Regulation Section 1.197-2(g) (3) generally requires that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill property, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our limited liability company agreement , our board of directors is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.” If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read “— Uniformity of Units.”
     Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a) (6), which is not expected to directly apply to a material portion of our assets and Treasury Regulation Section 1.197-2(g) (3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity; we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units— Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

     A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.
     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
     Accounting Method and Taxable Year
     We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
     Initial Tax Basis, Depreciation and Amortization
     The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders as of that time. Please read “— Tax Consequences of Unit Ownership —Allocation of Income, Gain, Loss and Deduction.”
     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because we may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit

Ownership — Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units— Recognition of Gain or Loss.”
     The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.
     Valuation and Tax Basis of Our Properties
     The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
     Recognition of Gain or Loss
     Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
     Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as long term capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15% through December 31, 2010. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.
     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and those Treasury Regulations.
     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:
•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
     Allocations Between Transferors and Transferees
     In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
     Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
     Notification Requirements
     A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.
     Constructive Termination
     We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving 2 Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
     Because we cannot match transferors and transferees of units, we must maintain Uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of Uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of Uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-Uniformity could have a negative impact on the value of the units. Please read “Tax Consequences of Unit Ownership — Section 754 Election.”
     We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized book-tax disparity of that property, or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets and Treasury Regulation Section 1.197-2(g)(3). Please read “Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the Uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the Uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units— Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
     Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues Unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. A significant portion of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
     A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder of a publicly traded partnership would be subject to U.S. federal income tax or withholding tax upon the sale or disposition of a unit to the extent of the unitholder’s share of the partnership’s U.S. real property holdings if he owns 5% or more of the units at any point during the five-year period ending on the date of such disposition. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.
Administrative Matters
     Information Returns and Audit Procedures
     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction.
     We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. We have appointed Copano Partners Trust as our Tax Matters Partner, subject to redetermination by our board of directors from time to time.
     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
     Nominee Reporting
     Persons who hold an interest in us as a nominee for another person are required to furnish to us:
     (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;
     (b) whether the beneficial owner is:
          (1) a person that is not a United States person,
          (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or
          (3) a tax-exempt entity;
     (c) the amount and description of units held, acquired or transferred for the beneficial owner; and
     (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
     Accuracy-Related Penalties
     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
     For individuals a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
     (1) for which there is, or was, “substantial authority,” or

     (2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.
     If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us.
     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.
     Reportable Transactions
     If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”
     Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:
•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.
     We do not expect to engage in any “reportable transactions.”
State, Local and Other Tax Considerations
     In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business and own property in Texas and Oklahoma. Although Texas does not currently impose a personal income tax, Oklahoma does and as we make acquisitions or expand our business, we may do business or own assets in other jurisdictions that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we may do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state.

Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.
     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDERS
     The following table sets forth information relating to the selling unitholders’ beneficial ownership of our units as of December 14, 2007. This prospectus covers the offering for resale from time to time of up to 11,711,569 common units and 5,598,836 Class E units owned by the selling unitholders. As used herein, “selling unitholders” includes donees and pledgees selling units received from a named selling unitholder after the date of this prospectus. The selling unitholders may sell the currently issued and outstanding common units listed herein at any time and may sell the common units underlying the Class C units and the Class E units at any time following the conversion of such units to common units. For information regarding the terms of conversion of the Class C units and the Class E units, please see “Description of the Class C units — Conversion to common units” and “Description of the Class E units — Conversion to common units,” respectively, in this prospectus. The selling unitholders may sell the Class E units at any time prior to their conversion to common units. The selling unitholders may sell all, some or none of the common units covered by this prospectus. Please read “Plan of Distribution.”
     No offer or sale under this prospectus may be made by a unitholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective under the Securities Act of 1933. We will supplement or amend this prospectus to include additional selling unitholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreements dated as of May 1, 2007 and October 19, 2007, in each case, between us and certain of the selling unitholders with respect to common units or Class E units owned by those selling unitholders.
     The following table and related footnotes set forth (i) the name of each selling unitholder, (ii) if different, the name of the natural person(s) who exercise(s) sole/shared voting and/or investment power with respect to the units, (iii) the amount of our common units (assuming conversion of all Class C units and Class E units beneficially owned by such selling unitholder) or Class E units beneficially owned by such selling unitholder prior to the offering, (iv) the amount of our common units (assuming conversion of all Class C units and Class E units beneficially owned by such selling unitholder) or Class E units being offered for the selling unitholder’s account, (v) the amount of our common units or Class E units to be owned by such selling unitholder after completion of the offering (assuming the sale of all common units and Class E units offered by this prospectus) and (vi) the nature of any position, office, or other material relationship which the selling unitholders have had within the past three years with us or with any of our predecessors or affiliates.
     Unless otherwise indicated, none of the selling unitholders is a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, or an affiliate of a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.
     We prepared the table based on information supplied to us by the selling unitholders. We have not sought to verify such information. The percentages of shares of units beneficially owned and being offered are based on the number of units that were outstanding as of December 12, 2007, unless otherwise stated in the footnotes to the table below. Additionally, some or all of the selling unitholders may have sold or transferred some or all of their units in exempt or non-exempt transactions, since such date. Other information about the selling unitholders may also change over time.
     [common unit #s, Footnotes to come upon receipt of selling unitholder questionnaires]

	Common units Owned		Class E units Owned				Common units		Class E units
	Prior to Offering		Prior to Offering		Units Being Offered		Owned After Offering		Owned After Offering
	Common Units	Percent	Class E units	Percent	Class E units	Common Units	Common Units	Percent	Class E units	Percent
CIMA Energy, Ltd.(1)	160,356	*	—	—	—	160,356	—	—	—	—
Richard K. Gordon	296,139	*	—	—	—	296,139	—	—	—	—
Ann K. Gordon	29,613	*	—	—	—	29,613	—	—	—	—
Christine M. Gordon	29,613	*	—	—	—	29,613	—	—	—	—
David C. Gordon	19,742	*	—	—	—	19,742	—	—	—	—
John W. Gordon	19,742	*	—	—	—	19,742	—	—	—	—
Schuyler M. Tilney	120,689	*	—	—	—	120,689	—	—	—	—
David F. and Susan C. Mackie, Community Property(2)	137,055	*	—	—	—	92,590	44,465	*	—	—
Rob L. Jones	92,593	*	—	—	—	92,593	—	—	—	—
Gully Road LP(3)	39,455	*	—	—	—	39,455	—	—	—	—
Zorrito Investments, Ltd.(4)	11,843	*	—	—	—	11,843	—	—	—	—
Pepali Petroleum Company(5)	11,843	*	—	—	—	11,843	—	—	—	—

	Common units Owned		Class E units Owned				Common units		Class E units
	Prior to Offering		Prior to Offering		Units Being Offered		Owned After Offering		Owned After Offering
	Common Units	Percent	Class E units	Percent	Class E units	Common Units	Common Units	Percent	Class E units	Percent
B.P. Huddleston & Co., Inc.(6)	11,843	*	—	—	—	11,843	—	—	—	—
Edward G. Davis, Jr.	11,580	*	—	—	—	11,580	—	—	—	—
HEP Oil Company, Ltd.(7)	552,794	1.2%	—	—	—	552,794	—	—	—	—
Carl Clifford Stover & Patricia Lou Stover(8)	88,971	*	—	—	—	78,971	10,000	*	—	—
Lehman Brothers MLP Opportunity Fund L.P.(9)	1,868,040	3.9%	1,337,740	23.9%	1,337,740	1,337,740	730,000	1.5%	—	—
Lehman Brothers MLP Partners, L.P.(10)	1,022,973	2.2%	1,022,978	18.3%	1,022,978	1,022,978	—	—	—	—
ZLP Fund, L.P.(11)	350,000	*	—	—	—	350,000	—	—	—	—
Structured Finance Americas, LLC(12)	2,227,337	4.7%	—	—	—	1,092,585	1,134,752	4.0%	—	—
Hare & Co. FBO Jennison Utility Fund(13)	1,874,953	4.0%	988,353	17.7%	988,353	988,353	886,600	1.9%	—	—
Hare & Co. FBO Jennison Equity Income Fund(13)	113,315	*	113,315	2.0%	113,315	113,315	—	—	—	—
ING Life Insurance and Annuity Company(14)	362,713	*	287,064	5.1%	287,064	362,713	—	—	—	—
ING USA Annuity and Life Insurance Company(14)	214,765	*	169,972	3.0%	169,972	214,765	—	—	—	—
ReliaStar Life Insurance Company of New York(14)	6,363	*	5,036	*	5,036	6,363	—	—	—	—
ReliaStar Life Insurance Company(14)	58,860	*	46,584	*	46,584	58,860	—	—	—	—
Security Life of Denver Insurance Company(14)	152,721	*	120,869	2.2%	120,869	152,721	—	—	—	—
RCH Energy Opportunity Fund II, L.P.(15)	314,762	*	314,762	5.6%	314,762	314,762	—	—	—	—
RCH Energy MLP Fund, L.P.(16)	2,081,230	4.4%	468,209	4.0%	468,209	468,209	1,613,021	3.4%	—	—
RCH Energy MLP Fund A, L.P.(16)	37,144	*	3,934	*	3,934	3,934	33,210	*	—	—
Kayne Anderson MLP Investment Company(17)	3,586,789	7.8%	157,382	2.8%	157,382	301,641	3,285,148	6.9%	—	—
Kayne Anderson Energy Development Company(17)	80,329	*	—	—	—	72,129	8,200	*	—	—
Kayne Anderson MLP Fund, LP(17)	200,964	*	—	—	—	86,555	114,409	*	—	—
Kayne Anderson Capital Income Partners (QP), LP(17)	104,534	*	—	—	—	57,704	46,830	*	—	—
Kayne Anderson Midstream Opportunity Fund, LP(17)	54,445	*	—	—	—	43,277	11,168	*	—	—
Kayne Anderson Non-Traditional Investments, LP(17)	14,426	*	—	—	—	14,426	—	—	—	—
Arbco II, L.P.(17)	14,426	*	—	—	—	14,426	—	—	—	—
Tortoise Energy Infrastructure Corporation(18)	1,248,389	2.6%	—	—	—	216,388	1,032,001	2.2%	—	—
Tortoise Energy Capital Corporation(18)	1,048,036	2.2%	—	—	—	187,536	860,500	1.8%	—	—
Tortoise Gas and Oil Corporation(18)	115,407	*	—	—	—	115,407	—	—	—	—
Tortoise Total Return Fund, LLC(18)	62,952	*	62,952	*	62,952	62,952	—	—	—	—
AT MLP Fund, LLC(19)	432,776	*	—	—	—	432,776	—	—	—	—
Morgan Stanley Strategic Investments, Inc.(20)	2,966,593	6.3%	—	—	—	432,776	2,533,817	5.3%	—	—
Hartz Capital MLP, LLC(21)	393,453	*	393,453	7.0%	393,453	393,453	—	—	—	—
Citigroup Financial Products Inc.(22)	334,700	*	—	—	—	288,500	46,200	*	—	—
Wexford Spectrum Trading Limited(23)	173,710	*	—	—	—	173,110	600	*	—	—
Wexford Catalyst Trading Limited(23)	86,555	*	—	—	—	86,555	—	—	—	—
Debello Trading Limited(23)	28,852	*	—	—	—	28,852	—	—	—	—
Capital Ventures International(24)	201,962	*	—	—	—	201,962	—	—	—	—
Howard L. Terry	150,820	*	78,691	1.4%	78,691	150,820	—	—	—	—
Harvest Sharing LLC(25)	54,252	*	—	—	—	28,852	25,400	*	—	—
Harvest Infrastructure Partners Fund LLC(25)	66,290	*	—	—	—	28,851	37,439	*	—	—
Gerald H. Smith	30,164	*	15,738	*	15,738	30,164	—	—	—	—
MLP & Strategic Equity Fund Inc.(26)	129,998	*	11,804	*	11,804	22,623	107,375	*	—	—
Strome MLP Fund, L.P.(27)	173,110	*	—	—	—	173,110	—	—	—	—

TOTAL			5,598,836	100.0%	5,598,836	11,711,569

*	Less than 1%
(1)	By virtue of their positions as managing members of the general partner of Cima Energy, Ltd., Charles M. Oglesby, Thomas K. Edwards and Michael D. Rupe have investment and voting power with respect to the units being offered.

(2)	David F. Mackie and Susan C. Mackie have shared investment and voting power with respect to the units being offered.

(3)	By virtue of his position as general partner of Gully Road LP, Donald H. Gullquist has investment and voting power with respect to the units being offered.

(4)	By virtue of their positions with Zorrito Investments, Ltd., Peter D. Huddleston, Peter H. Currie and B.P. Huddleston have investment and voting power with respect to the units being offered.

(5)	By virtue of their positions with Pepali Petroleum Company, Peter D. Huddleston, W. Paul Huddleston and Lisa Huddleston Currie have investment and voting power with respect to the units being offered.

(6)	By virtue of their position with B.P. Huddleston & Co., Inc — MPPP&T, Peter D. Huddleston, Peter H. Currie, Flora M. Huddleston and B.P. Huddleston have investment and voting power with respect to the units being offered.

(7)	By virtue of his position with HEP Oil Company, Ltd., John David Schmitz has investment and voting power with respect to the units being offered.

(8)	Carl Clifford Stover and Patricia Lou Stover have shared investment and voting power with respect to the units being offered.

(9)	Lehman Brothers MLP Opportunity Fund LP is an affiliate of Lehman Brothers Inc., a registered broker-dealer. Lehman Brothers MLP Opportunity Fund LP has represented to us that it is not acting as an underwriter in this offering, it purchased the shares it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers MLP Opportunity Fund LP’s general partner is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc., a public reporting company.

(10)	Lehman Brothers MLP Partners, LP is an affiliate of Lehman Brothers Inc., a registered broker-dealer. Lehman Brothers MLP Partners, LP has represented to us that it is not acting as an underwriter in this offering, it purchased the units it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreement or understanding, directly or indirectly, with any person to distribute the securities. Lehman Brothers MLP Partners, LP’s parent company is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc., a public reporting company.

(11)	By virtue of their position as managers of ZLP Fund, L.P., Stuart J. Zimmer and Craig M. Lucas have shared voting and investment power.

(12)	Structured Finance Americas, LLC is an affiliate of Deutsche Bank Securities, Inc., a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. Structured Finance Americas, LLC has represented to us that it is not acting as an underwriter in this offering, it purchased the units it is offering under this prospectus in the ordinary course of business, and at the time of such purchase, it had no agreement or understanding, directly or indirectly, with any person to distribute the securities. Deutsche Bank AG is the ultimate parent of unitholder and has sole investment and voting power with respect to the units being offered. Deutsche Bank AG is a publicly traded entity.

(13)	By virtue of their position as portfolio managers of Hare & Co. Jennison Utility Fund and Hare & Co. Jennison Equity Income Fund, Shaun Hong and Ubong Edemeka have investment and voting power with respect to the units being offered.

(14)	By virtue of their position with ING Investment Management, Investment Advisor to ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company, Steve Newby and Chris Lyons have voting and investment power.

(15)	By virtue of their positions with RR Advisors, LLC, Investment Advisor and ultimate general partner to RCH Energy Opportunity Fund II, L.P., Robert Raymond and W. Mark Meyer share voting and investment power.

(16)	By virtue of his position with RR Advisors, LLC, Investment Advisor and ultimate general partner to RCH Energy MLP Fund, L.P. and RCH Energy MLP Fund A, L.P., Robert Raymond has sole voting and investment power.

(17)	As of December 6, 2007, does not include an aggregate of 47,400 common units owned by accounts managed by Kayne Anderson Capital Advisors, L.P. or KA Fund Advisors, L.P., each of which is an affiliate of the selling unitholder. Richard A. Kayne, in his capacity as the majority shareholder of the general partner of Kayne Anderson Capital Advisors, L.P., holds voting and dispositive power with respect to the securities held by the selling unitholder. KA Associates, Inc., an affiliate of the selling unitholder, is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD. The selling unitholder (i) purchased the securities for the selling unitholder’s own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing securities in any transaction in violation of securities laws and (ii) at the time of purchase, the selling unitholder did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities.

(18)	By virtue of their positions with Tortoise Capital Advisors, L.L.C., the investment advisor to Tortoise Energy Infrastructure Corporation, Tortoise Energy Capital Corporation, Tortoise Gas and Oil Corporation and Tortoise Total Return Fund, LLC, H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack and David J. Schulte have investment and voting power with respect to the units being offered.

(19)	By virtue of his position as portfolio manager of AT MLP Fund, LLC, Paul McPheeters has investment and voting power with respect to the units being offered.

(20)	The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understanding directly or indirectly, with any person to distribute the securities. Morgan Stanley, a public reporting company, may be deemed to have voting and investment power with respect to the units being offered.

(21)	By virtue of their positions at Hartz Capital, Inc., the manager of the selling unitholder, each Edward J. Stern, Ronald J. Bangs and Jonathan B. Schindel has sole investment and voting power with respect to the units being offered.

(22)	Citigroup Financial Products Inc. has advised us that the selling unitholder is an affiliate of a registered broker-dealer and a member of the NASD; however, the selling unitholder acquired the common units in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the common units held by this selling unitholder. This selling unitholder has advised us that voting and dispositive power with respect to the common units held by it is held by Brendan O’Dea, in his capacity as an employee of the selling unitholder.

(23)	Wexford Capital LLC (“Wexford”), as sub advisor of Wexford Spectrum Trading Limited (“WST”), Wexford Catalyst Trading Limited (“WCT”), and Debello Trading Limited (“DT”) may be deemed to beneficially own the securities. Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) are the managing members of Wexford. Davidson and Jacobs may also be deemed to beneficially own the securities. Wexford, Davidson and Jacobs each disclaims beneficial ownership of such securities, and this notice shall not be deemed as an admission that they are the beneficial owners of such securities except in the case of Davidson and Jacobs to the extent of their interests in WST, WCT and DT, respectively.

(24)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(25)	By virtue of their positions with Harvest Fund Advisors LLC, the investment advisor to Harvest Sharing LLC and Harvest Infrastructure Partners Fund LLC, David J. Martinelli and Eric M. Conlkin have investment and voting power with respect to the units being offered.

(26)	Pursuant to investment advisory agreements entered into with the selling unitholder, Fiduciary Asset Management, L.L.C. holds investment and voting power with respect to the units being offered. The investment committee of Fiduciary Asset Management, L.L.C. is responsible for the investment management of the selling unitholder’s portfolio. The investment committee of Fiduciary Asset Management, L.L.C. is comprised of Charles D. Walbrandt, Wiley D. Angell, Joseph E. Gallagher, James J. Cunnane, Jr., Mohammed Riad, Timothy Swanson, Quinn T. Kiley, Katherine K. Dienner and William N. Adams.

(27)	Mark Strome, through his living trust, owns all of the stock in Strome Group, Inc., which is the sole general partner of Strome Group, LP, which owns the general partner and controlling interest in Strome Investment Management, LP. By virtue of his position, Mark Strome has controlling interest in Strome Investment Management, LP, which has sole voting power with respect to the units being offered and is the general partner of Strome MLP Fund, L.P. Mark Strome is the Chief Investment Officer and indirectly owns a controlling interest in Strome Investment Management, LP, which has sole voting power with respect to the units being offered.

PLAN OF DISTRIBUTION
     Subject to certain restrictions on transfer that may be applicable to the selling unitholders, the selling unitholders may sell the common units and Class E units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the common units and Class E units to investors directly or through dealers or agents. As used herein, “selling unitholders” includes their partners, pledgees, donees (including charitable organizations), transferees or other successors in interest selling units received from a named selling unitholder after the date of this prospectus. Any underwriter, dealer or agent involved in the offer and sale of these common units and Class E units will be named in the applicable prospectus supplement. If these common units and Class E units are to be offered and sold in an underwritten public offering, we may designate the managing underwriter for such offering.
     The selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales. The selling unitholders may make sales of the common units on The NASDAQ Stock Market LLC or otherwise, with respect to both the common units and the Class E units, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The selling unitholders may sell the common units and Class E units offered by this prospectus by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.
     In addition, the selling unitholders may from time to time sell their units in transactions permitted by Rule 144 under the Securities Act of 1933. The selling unitholders may be required by the securities laws of certain states to offer and sell the common units and Class E units only through registered or licensed brokers or dealers.
     Underwriters may offer and sell these common units and Class E units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The selling unitholders also may authorize underwriters acting as their agent to offer and sell these common units and Class E units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units and Class E units, underwriters may be deemed to have received compensation from the selling unitholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units and Class E units for whom they may act as agent or to whom they sell as principals, or both. Underwriters may sell these common units and Class E units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. A member firm of The NASDAQ Stock Market LLC may be engaged to act as the agent of the selling unitholders in the sale of common units and Class E units.
     As of the date of this prospectus, the selling unitholders have not engaged any underwriter, broker, dealer or agent in connection with the distribution of common units and Class E units pursuant to this prospectus by the selling unitholders. Any underwriting compensation paid by the selling unitholders to underwriters or agents in connection with the offering of these common units and Class E units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units and Class E units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units and Class E units may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.
     We have agreed to indemnify the selling unitholders and each underwriter, selling agent or other securities professional, if any, against certain liabilities to which they may become subject in connection with the sale of the common units and Class E units owned by the selling unitholders and registered under this prospectus, including liabilities arising under the Securities Act of 1933.
     If a prospectus supplement so indicates, the selling unitholders may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase those common units and Class E units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units and Class E units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.
     If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common units at a level above that which might otherwise prevail in the open market.
     Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.
     A prospectus in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of common units and Class E units for sale to their online brokerage account holders. Such allocations of common units and Class E units for Internet distributions will be made on the same basis as other allocations. In addition, common units and Class E units may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
     We will pay all reasonable costs and expenses incurred for the registration under the Securities Act of 1933 of common units and Class E units to be offered by the selling unitholders, including without limitation all: (i) registration and filing fees; (ii) printing expenses; and (iii) certain fees and expenses of counsel and accountants. The selling unitholders will pay all brokerage fees and commissions, if any, incurred in the sale of common units and Class E units owned by the selling unitholders, and all underwriting discounts and selling commissions, if any.

LEGAL MATTERS
     Vinson & Elkins L.L.P. will pass upon the validity of the units offered in this registration statement. The selling unitholders’ counsel will advise them about other issues related to the offering.
EXPERTS
     The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting of Copano Energy, L.L.C. incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph related to changes in accounting for share-based payments, changes in accounting for conditional asset retirement obligations and for changes in accounting for purchase and sales of inventory with the same counterparty, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The financial statements of Webb/Duval Gatherers as of and for the year ended December 31, 2004, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The consolidated financial statements of Cantera Natural Gas, LLC as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements makes reference to note 3, which addresses certain restatements that have been made to those financial statements.
     The financial statements of Bighorn Gas Gathering, LLC as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The financial statements of Fort Union Gas Gathering, LLC as of December 31, 2006, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and other reports and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.
     We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.
     We incorporate the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.
•	Our Annual Report on Form 10-K for the year ended December 31, 2006.

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

•	Our Current Reports on Form 8-K filed on November 19, 2007, October 25, 2007, October 18, 2007, September 4, 2007, August 29, 2007, July 19, 2007, July 5, 2007, June 22, 2007, June 18, 2007, May 4, 2007, April 30, 2007, April 19, 2007, April 11, 2007, February 20, 2007 and January 19, 2007 (two filings).

•	Our Current Report on Form 8-K/A filed on October 30, 2007.
     You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:
Copano Energy, L.L.C.
Investor Relations
2727 Allen Parkway, Suite 1200
Houston, Texas 77019
(713) 621-9547
     We also make available free of charge on our internet website at http://www.copanoenergy.com our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates. We will pay all expenses (other than underwriting discounts and commissions) incurred by the selling unitholders.

Securities and Exchange Commission registration fee	$12,888
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Printing expenses	25,000
Miscellaneous	10,000

TOTAL	$122,888
Item 15. Indemnification of Directors and Officers.
     Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director or officer, any person who is or was serving as a tax matters member or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of any or our affiliates. Additionally, we shall indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person is or was an employee (other than an officer) or agent of our company.
     Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement .
     Additionally, effective August 24, 2005, we entered into indemnification agreements with each of our directors and officers. The indemnification agreements provide each of our officers and directors the maximum indemnification protection permitted under Delaware law with respect to actions taken in his or her capacity as a director or officer.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company as set forth above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

Number	Description
**1.1	Form of Underwriting Agreement for common Unit offering.

2.1
Membership Interest Purchase Agreement by and among ScissorTail Energy, LLC, Hamilton ScissorTail LLC, ScissorTail Holdings, LLC, Jay A. Precourt, Fredric C. Hamilton, Copano Energy, L.L.C. and Copano Energy/Rocky Mountains and Mid-Continent, L.L.C. dated as of June 20, 2005 (incorporated by reference to Exhibit 10.26 to Quarterly Report on Form 10-Q filed August 15, 2005).

2.2
Purchase Agreement dated as of August 31, 2007 among Copano Energy, L.L.C., Copano Energy/Rocky Mountains, L.L.C., and Cantera Resources Holdings LLC (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed October 25, 2007).

4.1
Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. dated April 30, 2007 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed April 30, 2007).

4.2
Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. dated as of May 1, 2007 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed May 4, 2007).

4.3
Amendment No. 2 to Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C., dated October 19, 2007 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed October 25, 2007).

4.4
Amendment No. 3 to Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C., dated October 19, 2007 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed October 25, 2007).

4.5
Stakeholders’ Agreement dated July 30, 2004, by and among Copano Energy, L.L.C., Copano Partners, L.P., R. Bruce Northcutt, Matthew J. Assiff, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., CEH Holdco, Inc., CEH Holdco II, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partner III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Merchant Banking III, Inc., DLJ MB Partners III GmbH & Co, KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 filed July 30, 2004).

4.7
Registration Rights Agreement made and entered into as of August 1, 2005, by and among Copano Energy, L.L.C. and Kayne Anderson MLP Investment Company, RCH Energy MLP Fund LP, RCH Energy MLP Fund-A LP, Tortoise Energy Infrastructure Corporation, Tortoise Energy Capital Corporation, Goldman, Sachs & Co., Energy Income and Growth Fund, Fiduciary/Claymore MLP Opportunity Fund, Alerian Opportunity Partners LP, Alerian Capital Partners LP, Strome MLP Fund, L.P., Strome Alpha, LP and Strome Family Foundation (incorporated by reference to Exhibit 10.28 to Quarterly Report on Form 10-Q filed August 15, 2005).

4.9
Registration Rights Agreement, dated as of December 29, 2005, by and among Copano Energy, L.L.C. and ZLP Fund, L.P., Structured Finance Americas, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 4.8 to Annual Report on Form 10-K filed March 16, 2006).

4.10
Registration Rights Agreement dated as of May 1, 2007 by and among Copano Energy, L.L.C., Cimmarron Gathering GP, LLC, Taos Gathering, LP and Cimmarron Transportation, L.L.C. (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed May 4, 2007).

4.11
Registration Rights Agreement by and between Copano Energy, L.L.C. and Cantera Resources Holdings LLC, dated October 19, 2007 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed October 25, 2007).

4.12
Registration Rights Agreement by and among Copano Energy, L.L.C. and the Purchasers, dated October 19, 2007 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed October 25, 2007).

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

Number	Description
*8.1	Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Quarterly Report on Form 10-Q filed August 9, 2007).

*23.1	Consent of Deloitte & Touche LLP.

*23.2	Consent of KPMG LLP

*23.3	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1).

*24.1	Powers of Attorney (included on signature pages of this registration statement).

*	Filed herewith.

**	Copano Energy, L.L.C. will file as an exhibit to a Current Report on Form 8-K any underwriting agreement used in connection with an offering of securities.
Item 17 Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);
          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
          provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser:

     a. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     b. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 17, 2007.

COPANO ENERGY, L.L.C.
By:	/s/ John R. Eckel, Jr.
	Name:	John R. Eckel, Jr.
	Title:	Chairman of the Board of Directors and Chief Executive Officer

     Each person whose signature appears below appoints John R. Eckel, Jr., Matthew J. Assiff, and Douglas L. Lawing, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following officers and directors of Copano Energy, L.L.C., the registrant, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John R. Eckel, Jr. John R. Eckel, Jr.	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	December 17, 2007

/s/ Matthew J. Assiff Matthew J. Assiff	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	December 17, 2007

/s/ Lari Paradee Lari Paradee	Vice President and Controller (Principal Accounting Officer)	December 17, 2007

/s/ James G. Crump James G. Crump	Director	December 17, 2007

/s/ Ernie L. Danner Ernie L. Danner	Director	December 17, 2007

/s/ Scott A. Griffiths Scott A. Griffiths	Director	December 17, 2007

/s/ Michael L. Johnson Michael L. Johnson	Director	December 17, 2007

/s/ T. William Porter	Director	December 17, 2007
William Porter

/s/ William L. Thacker William L. Thacker	Director	December 17, 2007

INDEX TO EXHIBITS

Number	Description
**1.1	Form of Underwriting Agreement for common Unit offering.

2.1
Membership Interest Purchase Agreement by and among ScissorTail Energy, LLC, Hamilton ScissorTail LLC, ScissorTail Holdings, LLC, Jay A. Precourt, Fredric C. Hamilton, Copano Energy, L.L.C. and Copano Energy/Rocky Mountains and Mid-Continent, L.L.C. dated as of June 20, 2005 (incorporated by reference to Exhibit 10.26 to Quarterly Report on Form 10-Q filed August 15, 2005).

2.2
Purchase Agreement dated as of August 31, 2007 among Copano Energy, L.L.C., Copano Energy/Rocky Mountains, L.L.C., and Cantera Resources Holdings LLC (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed October 25, 2007).

4.1
Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. dated April 30, 2007 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed April 30, 2007).

4.2
Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C. dated as of May 1, 2007 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed May 4, 2007).

4.3
Amendment No. 2 to Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C., dated October 19, 2007 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed October 25, 2007).

4.4
Amendment No. 3 to Third Amended and Restated Limited Liability Company Agreement of Copano Energy, L.L.C., dated October 19, 2007 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed October 25, 2007).

4.5
Stakeholders’ Agreement dated July 30, 2004, by and among Copano Energy, L.L.C., Copano Partners, L.P., R. Bruce Northcutt, Matthew J. Assiff, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., CEH Holdco, Inc., CEH Holdco II, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partner III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Merchant Banking III, Inc., DLJ MB Partners III GmbH & Co, KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 filed July 30, 2004).

4.7
Registration Rights Agreement made and entered into as of August 1, 2005, by and among Copano Energy, L.L.C. and Kayne Anderson MLP Investment Company, RCH Energy MLP Fund LP, RCH Energy MLP Fund-A LP, Tortoise Energy Infrastructure Corporation, Tortoise Energy Capital Corporation, Goldman, Sachs & Co., Energy Income and Growth Fund, Fiduciary/Claymore MLP Opportunity Fund, Alerian Opportunity Partners LP, Alerian Capital Partners LP, Strome MLP Fund, L.P., Strome Alpha, LP and Strome Family Foundation (incorporated by reference to Exhibit 10.28 to Quarterly Report on Form 10-Q filed August 15, 2005).

4.9
Registration Rights Agreement, dated as of December 29, 2005, by and among Copano Energy, L.L.C. and ZLP Fund, L.P., Structured Finance Americas, LLC and Royal Bank of Canada (incorporated by reference to Exhibit 4.8 to Annual Report on Form 10-K filed March 16, 2006).

4.10
Registration Rights Agreement dated as of May 1, 2007 by and among Copano Energy, L.L.C., Cimmarron Gathering GP, LLC, Taos Gathering, LP and Cimmarron Transportation, L.L.C. (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed May 4, 2007).

4.11
Registration Rights Agreement by and between Copano Energy, L.L.C. and Cantera Resources Holdings LLC, dated October 19, 2007 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed October 25, 2007).

4.12
Registration Rights Agreement by and among Copano Energy, L.L.C. and the Purchasers, dated October 19, 2007 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed October 25, 2007).

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

Number	Description
*8.1	Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Quarterly Report on Form 10-Q filed August 9, 2007).

*23.1	Consent of Deloitte & Touche LLP.

*23.2	Consent of KPMG LLP

*23.3	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1).

*24.1	Powers of Attorney (included on signature pages of this registration statement).

*	Filed herewith.

**	Copano Energy, L.L.C. will file as an exhibit to a Current Report on Form 8-K any underwriting agreement used in connection with an offering of securities.